

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2010

William O'Neill
President and Chief Executive Officer
Odenza Corp.
1802 North Carson Street, Suite 108
Carson City, Nevada 89701

> **Re:** **Odenza Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 3, 2010**
> **File No. 333-166076**

Dear Mr. O'Neill:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that this offering is discussed on the Public Financial website (http://www.publicfinancial.com/dpo/direct-public-offering-of-odenza-corp.html). Please tell us of the relationship between you and Public Financial. Clarify whether that entity has been engaged to assist in the marketing of this offering.

Management's Discussion and Analysis, page 27

Plan of Operation, page 27

2. We note your response to comment 15 from our letter dated May 11, 2010. Provide a narrative description of the three phases of operation you have planned. Give an expected timeline for completing each phase. Discuss what results must be obtained from each phase in order to continue. Explain the geologist's and management's involvement in establishing these phases. Explain how the results of each phase will be evaluated and the extent to which management will rely on the consulting geologist's recommendations.

William O'Neill
Odenza Corp.
August 20, 2010
Page 2

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Parker Morrill at (202) 551-3696 or, in his absence, Mike Karney at (202) 551-3847 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Thomas E. Puzzo